

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2023

David Chen
Chief Executive Officer
Token Communities Ltd.
4802 Lena Road, Unit 105
Bradenton, Florida, 34211

>   **Re: Token Communities Ltd.**
>   **Form 10-K for the Year Ended June 30, 2022 as Amended**
>   **Filed October 13, 2022**
>   **File No. 000-55688**

Dear David Chen:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Technology